SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                            Computational Systems, Inc.
                            ---------------------------
                                  (Name of Issuer)


                       Common Stock, par value $.00 per share
                       --------------------------------------
                           (Title of Class of Securities)


                                      204828107
                                      ---------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                                 Page 1 of 5 Pages



CUSIP NO.  204828107						                                        			13G

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSO
           Eagle Asset Management, Inc.                     59-2385219

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)  _______
                                                              (B)  _______

3.      SEC USE ONLY



4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         		State of Florida

NUMBER OF			         5.      SOLE VOTING POWER
SHARES				                      445,890
BENEFICIALLY			      6.      SHARED VOTING POWER
OWNED AS OF	                 		 - - -
DECEMBER 31, 1996		  7.      SOLE DISPOSITIVE POWER
BY EACH				                     445,890
REPORTING		         	8.      SHARED DISPOSITIVE POWER
PERSON WITH	                    - - -

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           445,890

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	SHARES*
                                                 				 _______
                                                     /______/

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	         	8.87%

12.     TYPE OF REPORTING PERSON*
           IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages


Item 1(a)	        Name of Issuer:

                		Computational Systems, Inc.

Item 1(b)	        Address of Issuer's Principal Executing Offices:

                		835 Innovation Drive
                		Knoxville, TN  37932

Item 2(a)	        Name of Person Filing:

                		Eagle Asset Management, Inc.

Item 2(b)	        Address of Principal Business Office:

                		880 Carillon Parkway
                		St. Petersburg, Florida  33716

Item 2(c)	        Citizenship:

                 	Florida

Item 2(d)	        Title of Class of Securities:

                		Common Stock, par value $.00 per share

Item 2(e)	        CUSIP Number:

                 	204828107


Item 3		          Type of Reporting Person:

                		(e)	Investment Adviser registered under Section 203 of the
                      Investment Advisors Act of 1940












                                  Page 3 of 5 Pages


Item 4		      Ownership as of December 31, 1996:

            		(a)	Amount Beneficially Owned:

               			445,890 shares of common stock beneficially owned including:

                                                      								No. of Shares
                		Eagle Asset Management, Inc.		                 445,890

            		(b) Percent of Class:			                             8.87%

            		(c)	Deemed Voting Power and Disposition Power:

               			(i)	      	 (ii)        		(iii)   		    (iv)
                       						              	Deemed   	    Deemed
               			Deemed     	Deemed       	to have	    	 to have
               			to have	   	to have		     Sole Power	   Shared Power
               			Sole Power	 Shared Power  to Dispose	   to Dispose
               			to Vote or	 to Vote or	   or to		       or to
               			to Direct	  to Direct	    Direct the	   Direct the
               			to Vote	    to Vote	    	 Disposition	  Disposition
                  ----------  ------------  -----------   ------------
Eagle Asset 		    445,890	    ----  	      	445,890	      ----
Management, Inc.


Item 5		      Ownership of Five Percent or Less of a Class:

            		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. (____)

Item 6		      Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7		      Identification and Classification of the Subsidiary which
              Acquired the Security Being Reported on by the Parent Holding
              Company:

             	N/A



                               Page 4 of 5 Pages



Item 8		      Identification and Classification of Members of the Group:   N/A

Item 9		      Notice of Dissolution of Group:   N/A

Item 10		     Certification:

            		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             	Signature

             	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 20, 1997				              EAGLE ASSET MANAGEMENT, INC.



                                        --------------------------
                                        Kenneth K. Koster
                                        Senior Vice President, Administration
                                 							Chief Compliance Officer







                                 Page 5 of 5 Pages